SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE Act of 1934

                        For the month of February, 2003.

                                ORIX Corporation
                 (Translation of Registrant's Name into English)

                      3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
                    (Address of Principal Executive Offices)

                            -------------------------

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F [X]       Form 40-F [ ]

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes [ ]             No [X]

                            Table of Documents Filed

                                                                            Page
                                                                            ----

1. Press Release entitled, "ORIX's Earnings Grow 20% in the Nine Months Ended 3 December 31, 2002," made public Wednesday, February 5, 2003.

[ORIX LOGO OMITTED]


                                                                February 5, 2003

FOR IMMEDIATE RELEASE


Contact Information:
     ORIX Corporation
     Corporate Communications
     Tel: +81-3-5419-5102
     Fax: +81-3-5419-5901
     E-mail: orixir@orix.co.jp
     URL: www.orix.co.jp


       ORIX's Earnings Grow 20% in the Nine Months Ended December 31, 2002
       -------------------------------------------------------------------

TOKYO, Japan -- February 5, 2003 -- ORIX Corporation (TSE: 8591; NYSE: IX), a leading financial services provider, today announced that net income for the third quarter (October 1 to December 31, 2002) of the fiscal year ending March 31, 2003 was 12.4 billion yen (US$104 million*), up 34 percent year on year, while net income for the nine months ended December 31, 2002 reached 35.2 million yen (US$294 million*), an increase of 20 percent compared with the same nine months of the previous fiscal year.

Profit growth was sustained by continued steady performance of corporate leasing and lending in the corporate finance segment, combined with strong growth in the real estate-related finance segment and consumer card loan operations in Japan.

Financial Highlights
--------------------

----------------------------------------------------------------------------------------------------------
                                         Third Quarter                          Nine Months
                                     (Oct. 1-Dec. 31, 2002)                (Apr. 1-Dec. 31, 2002)
----------------------------------------------------------------------------------------------------------
                                    02/10-12                       02/4-12                     02/4-12 US$
                                  JPY millions    YoY Change     JPY millions    YoY Change      millions*
----------------------------------------------------------------------------------------------------------
Total Revenues                       163,169         Up 10%         497,897          Up 4%         4,153
----------------------------------------------------------------------------------------------------------
Income before Income Taxes            23,302         Up 42%          61,298         Up 14%           511
----------------------------------------------------------------------------------------------------------
Net Income                            12,449         Up 34%          35,212         Up 20%           294
----------------------------------------------------------------------------------------------------------
Basic EPS (JPY/US$)                   148.76         Up 32%          420.87         Up 18%          3.51
----------------------------------------------------------------------------------------------------------
Diluted EPS (JPY/US$)                 140.18         Up 30%          396.59         Up 16%          3.31
----------------------------------------------------------------------------------------------------------

--------------------------------------------- -------------- --------------- -------------- --------------
                                   02/12 JPY      Change on       Change on      02/12 US$
                                    millions         02/9            02/3        millions*
----------------------------------------------------------------------------------------------------------
Shareholders' Equity                 506,605          Up 1%          Up 1%          4,225              -
----------------------------------------------------------------------------------------------------------
Total Assets                       6,025,781             0%        Down 5%         50,257              -
----------------------------------------------------------------------------------------------------------
Book Value Per Share (JPY/$US)      6,053.07          Up 1%          Up 1%          50.48              -
----------------------------------------------------------------------------------------------------------
*U.S. Dollar amounts have been calculated at JPY119.90 to $1.00, the approximate exchange rate prevailing at December 31, 2002. Unless otherwise stated, all amounts shown are in millions of Japanese yen or millions of U.S. dollars, except for per share data, which are in single yen or dollars.


Third Quarter Highlights (October 1-December 31, 2002)
------------------------------------------------------

Revenues in the third quarter increased 10% year on year to 163,169 million yen. Strong performance of the residential condominium development business resulted in increases in residential condominium sales, while other operating revenues rose due to revenues from companies in which investments were made as part of ORIX's corporate restructuring business. While there was a decrease in interest expense and write-downs of securities, selling, general and administrative expenses were up and costs of residential condominium sales and other operating expenses increased in line with revenue growth. Overall, expenses increased 8% year on year.

Operating income rose to 20,987, up 32%, compared with the third quarter of the previous fiscal year. Furthermore, an increase in equity in net income (loss) of and gain (loss) on sales of affiliates in the third quarter contributed to a 42% increase in income before income taxes to 23,302 million yen and a 34% rise in net income to 12,449 million yen.

Nine-Month Highlights (April 1-December 31, 2002)
-------------------------------------------------

In the nine months ended December 31, 2002, both residential condominium sales and other operating revenues rose sharply, while interest on loans and investment securities also increased as a result of an increase in the balance of housing loans and consumer card loans to individuals in Japan. While there was a decrease in revenues in the life insurance operations owing to a change in business strategy, overall revenues were up 4% year on year to 497,897 million yen.

On the expense side, lower interest rates and a decrease in debt led to a drop in interest expense, while life insurance costs declined in line with lower life insurance revenues. On the other hand, selling, general and administrative expenses increased mainly due to acquisitions that were made in the second half of the previous fiscal year and increased costs associated with the expansion of consumer lending operations. In addition, the write-down of a golf course recorded as write-downs of long-lived assets in the second quarter and the increase in costs of residential condominium sales that accompanied the increase in revenues from residential condominium development, resulted in an increase in overall expenses of 4% year on year to 442,275 million yen.

In addition to a 4% increase in operating income, a 5,676 million yen gain in equity in net income (loss) of and gain (loss) on sales of affiliates, and the recognition of 1,937 million yen due to the cumulative effect of a change in accounting principle resulted in a 20% rise in net income year on year to 35,212 million yen.

Forecasts for the Fiscal Year Ending March 31, 2003
---------------------------------------------------

While the economic environment in Japan and overseas remains severe, ORIX's earnings for the nine months ended December 31, 2002 demonstrated comparatively stable growth. ORIX reaffirmed its earnings forecast for the fiscal year ending March 31, 2003, projecting revenues of 680 billion yen (up 3% compared with the fiscal year ended March 31, 2002), income before income taxes of 80 billion yen (up 10%), and net income of 46 billion yen (up 14%).

For details of the earnings announcement, please refer to PDF versions of "Third Quarter Results" and "Analysis of Third Quarter Results" at:
http://www.orix.co.jp/ir_e/ir_index.htm on ORIX's web site.

Conference Call
---------------

On Thursday, February 6, 2003 at 10:30 PM Tokyo/8:30 AM New York/1:30 PM London, Mr. Shunsuke Takeda, Deputy President & CFO of ORIX, will host a conference call to discuss the results and strategic developments of the company.

If you would like to participate in the call and have not previously been notified, please contact ORIX at orixir@orix.co.jp to register and obtain the dial-in numbers.

About ORIX
----------

ORIX Corporation (TSE: 8591; NYSE: IX) is a leading financial services company based in Tokyo, Japan providing innovative value-added products and services to both corporate and retail customers. With over 6.0 trillion yen in assets and operations in 23 countries worldwide, ORIX's activities include: leasing, corporate finance, real estate-related finance and development, insurance, investment and retail banking, venture capital, and securities investment and brokerage. For more details of ORIX Corporation, please visit our web site at: www.orix.co.jp/index_e.htm.


                                      # # #


These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under "Risk Factors" in the Company's annual report on Form 20-F filed with the United States Securities and Exchange Commission.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               ORIX Corporation

Date: February 10, 2003                        By /s/ Shunsuke Takeda
                                                  ------------------------------
                                                  Shunsuke Takeda
                                                  Director
                                                  Deputy President and CFO
                                                  ORIX Corporation